Exhibit 12.2


                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                      (Millions of Dollars, Except Ratios)



                                                                            Year Ended December 31,
                                                     ----------------------------------------------------------------
                                                         1998          1999         2000         2001          2002
                                                         ----          ----         ----         ----          ----

                                                                      Thousands of Dollars Except Ratios

Net Income                                                   $80          $54          $79          $46          $26
Add- Extraordinary items net of tax                            -            -            -            -            -
                                                     ------------   ----------   ----------   ----------    ---------
Net income from continuing operations                         80           54           79           46           26

   Taxes based on income                                      45           31           44           27           17
                                                     ------------   ----------   ----------   ----------    ---------

Net income before income taxes                               125           85          123           73           43
                                                     ------------   ----------   ----------   ----------    ---------



Add- fixed charges:
   Interest on long term debt                                 37           38           29           34           39
   Other interest                                              2            4            8            4            1
   Amortization of net debt premium, discount,
      expenses and losses                                      1            1            3            1            1

                                                     ------------   ----------   ----------   ----------    ---------
Total fixed charges                                           40           43           40           39           41
                                                     ------------   ----------   ----------   ----------    ---------

Earnings available for fixed charges                         165          128          163          112           84
                                                     ============   ==========   ==========   ==========    =========

Ratio of earnings to fixed charges                          4.13         2.98         4.05         2.87         2.06
                                                     ============   ==========   ==========   ==========    =========


Earnings required for preferred dividends:
   Preferred stock dividends                                   4            4            4            4            3
   Adjustment to pre-tax basis                                 2            2            2            2            2
                                                     ------------   ----------   ----------   ----------    ---------
                                                               6            6            6            6            5

Fixed charges plus preferred stock dividend
    requirements                                              46           49           46           45           46
                                                     ============   ==========   ==========   ==========    =========

Ratio of earnings to fixed charges plus
    preferred stock dividend requirements                   3.60         2.61         3.52         2.49         1.83
                                                     ============   ==========   ==========   ==========    =========

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